Exhibit 99.2
Royal Dutch Shell plc
Three month period ended March 31, 2021
Unaudited Condensed Interim Financial Report

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ROYAL DUTCH SHELL PLC 1ST QUARTER 2021 UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million
Q1 2021	Q4 2020	Q1 2020	%¹		Reference
5,660	(4,014)	(24)	+241	Income/(loss) attributable to shareholders
4,345	(4,478)	2,756	+197	CCS earnings attributable to shareholders	Note 2
3,234	393	2,860	+724	Adjusted Earnings²	A
8,294	6,287	14,851	+32	Cash flow from operating activities
(590)	(5,406)	(2,718)		Cash flow from investing activities
7,704	882	12,133		Free cash flow	G
3,974	5,503	4,970		Cash capital expenditure	C
9,436	9,652	8,618	-2	Operating expenses	F
8,724	8,544	8,600	+2	Underlying operating expenses	F
(4.7)%	(6.8)%	4.6%		ROACE (Net income basis)	D
3.0%	2.9%	6.1%		ROACE (CCS basis excluding identified items)	D
71,252	75,386	74,413		Net debt	E
29.9%	32.2%	28.9%		Gearing	E
3,489	3,371	3,719	+4	Total production available for sale (thousand boe/d)
0.73	(0.52)	0.00	+240	Basic earnings per share ($)
0.42	0.05	0.37	+740	Adjusted Earnings per share ($)	B
0.1735	0.1665	0.16	+4	Dividend per share ($)
1.     Q1 on Q4 change.
2.     Adjusted Earnings is defined as income/(loss) attributable to shareholders plus cost of supplies adjustment (see Note 2) and excluding identified items (see Reference A).
First quarter 2021 income attributable to Royal Dutch Shell plc shareholders was $5.7 billion, which included net gains on sale of assets of $1.4 billion and gains of $0.4 billion due to the fair value accounting of commodity derivatives, partly offset by redundancy and restructuring charges of $0.5 billion, mainly related to the restructuring plan named Reshape.

Adjusted Earnings for the quarter were $3.2 billion. Cost of supplies adjustment attributable to Royal Dutch Shell plc shareholders for the first quarter 2021 was negative $1.3 billion. The Texas winter storm had an impact on our operations and had an aggregate adverse impact of around $0.2 billion on Adjusted Earnings.

Cash flow from operating activities for the first quarter 2021 was $8.3 billion, which included negative working capital movements of $4.4 billion. Cash flow from investing activities for the quarter was an outflow of $0.6 billion, driven mainly by capital expenditure and partly offset by proceeds from sale of property, plant and equipment and businesses.

Compared with the fourth quarter 2020, current quarter Adjusted Earnings reflected higher realised oil and LNG prices, chemicals and refining margins, Oil Products trading contributions and lower depreciation.

Compared with the first quarter 2020, current quarter Adjusted Earnings reflected higher realised oil prices and chemicals margins partly offset by lower realised refining and marketing margins.

At the end of the first quarter 2021, net debt was $71.3 billion, compared with $75.4 billion at the end of the fourth quarter 2020, mainly driven by free cash flow generation in the quarter. Gearing was 29.9% at the end of the first quarter 2021,
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compared with 32.2% at the end of the fourth quarter 2020, mainly driven by net debt reduction, earnings and remeasurements of pensions.

Dividends declared to Royal Dutch Shell plc shareholders for the quarter amount to $0.1735 per share, an increase of around 4% from the last quarter.

With effect from the first quarter 2021, business performance analysis of the current quarter compared with the previous quarter is introduced, which will replace, starting from the second quarter 2021, business performance analysis compared with the same quarter of the previous year. This change is introduced to enable better understanding of our business performance sequentially from quarter to quarter.

Supplementary financial and operational disclosure and a separate press release for this quarter are available at www.shell.com/investors1. With effect from the first quarter 2021, new disclosures are included in these supplementary financial and operational disclosures to improve understanding of our businesses. See Reference J for reconciliations of new Additional Performance (Non-GAAP) Measures introduced in these disclosures.
1.Not incorporated by reference.
FIRST QUARTER 2021 PORTFOLIO DEVELOPMENTS
Integrated Gas
In March 2021, QGC Common Facilities Company Pty Ltd, a wholly-owned subsidiary of Shell, completed the sale of a 26.25% interest in the Queensland Curtis LNG (QCLNG) Common Facilities to Global Infrastructure Partners Australia for $2.5 billion, following the receipt of regulatory approval.

Upstream
In January 2021, Shell completed the sale of its 30% interest in Oil Mining Lease 17 in the Eastern Niger Delta, and associated infrastructure, to TNOG Oil and Gas Limited, a related company of Heirs Holdings Limited and Transnational Corporation of Nigeria Plc, for a consideration of $533 million. A total of $453 million was paid by completion with the balance to be paid over an agreed period.

In February 2021, an agreement was reached with publicly listed Canadian energy company Crescent Point Energy Corp. to sell the Duvernay shale light oil position in Alberta, Canada. The transaction completed on April 1, 2021. The consideration received consisted of $533 million in cash and 50 million shares in Crescent Point Energy common stock (TSX: CPG) valued at $208 million based on the closing price on March 31, 2021.

In March 2021, Shell Egypt and one of its affiliates signed an agreement with a consortium made up of subsidiaries of Cheiron Petroleum Corporation and Cairn Energy plc to acquire Shell’s upstream assets in Egypt’s Western Desert for a base consideration of $646 million and additional payments of up to $280 million between 2021 and 2024, contingent on the oil price and the results of further exploration. The transaction is subject to government and regulatory approvals and is expected to complete in the second half of 2021.

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PERFORMANCE BY SEGMENT
INTEGRATED GAS

Quarters				$ million
Q1 2021	Q4 2020	Q1 2020	%¹
2,527	20	1,812	+12,638	Segment earnings
1,112	(1,089)	(331)		Of which: Identified items (Reference A)
1,415	1,109	2,143	+28	Adjusted Earnings
2,491	2,203	3,986	+13	Cash flow from operating activities
3,653	2,195	3,352	+66	Cash flow from operating activities excluding working capital movements (Reference H)
1,015	1,664	882		Cash capital expenditure (Reference C)
170	156	162	+9	Liquids production available for sale (thousand b/d)
4,621	4,555	4,596	+1	Natural gas production available for sale (million scf/d)
967	942	955	+3	Total production available for sale (thousand boe/d)
8.16	8.21	8.88	-1	LNG liquefaction volumes (million tonnes)
15.80	16.89	19.00	-6	LNG sales volumes (million tonnes)
1.     Q1 on Q4 change.

First quarter segment earnings were $2,527 million. This included gains on sale of assets of $997 million and gains of $263 million due to the fair value accounting of commodity derivatives. These gains are part of identified items (see Reference A). Adjusted Earnings for the quarter were $1,415 million. Net financial impact from the Texas winter storm was limited as positive trading margins were offset by higher operating expenses ($0.4 billion post-tax) related to provisions for counterparty credit risk.

Cash flow from operating activities for the quarter was $2,491 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation, as well as favourable commodity derivatives impacts of $867 million. This was partly offset by negative working capital movements of $1,162 million.

Compared with the fourth quarter 2020, Integrated Gas Adjusted Earnings primarily reflected higher realised prices for oil and LNG, partly offset by higher operating expenses related to credit provisions.

Compared with the fourth quarter 2020, total oil and gas production increased by 3% mainly due to the restart of production at the Prelude floating LNG operations in Australia. LNG liquefaction volumes decreased by 1% due to cargo timing, partly offset by the restart of production at the Prelude floating LNG operations in Australia.

Compared with the first quarter 2020, Integrated Gas Adjusted Earnings primarily reflected higher operating expenses related to credit provisions, lower contributions from marketing and trading and favourable deferred tax movements in the first quarter 2020.

Compared with the first quarter 2020, total oil and gas production increased by 1% mainly due to new fields and lower maintenance. LNG liquefaction volumes decreased by 8% mainly as a result of feedgas constraints and maintenance activities, partly offset by higher production at the Prelude floating LNG operations in Australia.

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UPSTREAM

Quarters				$ million
Q1 2021	Q4 2020	Q1 2020	%¹
1,096	(2,091)	(863)	+152	Segment earnings
133	(1,344)	(1,154)		Of which: Identified items (Reference A)
963	(748)	291	+229	Adjusted Earnings
4,108	2,010	5,607	+104	Cash flow from operating activities
4,702	2,890	3,718	+63	Cash flow from operating activities excluding working capital movements (Reference H)
1,534	1,654	2,521		Cash capital expenditure (Reference C)
1,579	1,537	1,730	+3	Liquids production available for sale (thousand b/d)
5,126	4,837	5,680	+6	Natural gas production available for sale (million scf/d)
2,462	2,371	2,710	+4	Total production available for sale (thousand boe/d)
1.    Q1 on Q4 change.

First quarter segment earnings were $1,096 million. This included a net gain of $411 million related to the sale of assets, and a charge of $232 million related to the impact of the weakening Brazilian real on a deferred tax position. These net gains are part of identified items (see Reference A). Adjusted Earnings were $963 million.

Cash flow from operating activities for the quarter was $4,108 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation.

Compared with the fourth quarter 2020, Upstream Adjusted Earnings reflected higher realised oil prices, lower depreciation, and the absence of the unfavourable deferred tax movements which impacted the fourth quarter 2020. These were partly offset by comparative adverse currency effects.

Compared with the fourth quarter 2020, total production increased by 4%, mainly due to favourable gas seasonal effects and the impact of hurricanes in the US Gulf of Mexico in the fourth quarter 2020.

Compared with the first quarter 2020, Upstream Adjusted Earnings reflected higher realised oil prices, and lower depreciation.

Compared with the first quarter 2020, total production decreased by 9%, mainly due to the impact of higher maintenance and divestments. The impact of field declines was largely offset by growth from new fields.

OIL PRODUCTS

Quarters				$ million
Q1 2021	Q4 2020	Q1 2020	%¹
650	(1,775)	2,211	+137	Segment earnings²
(227)	(2,315)	849		Of which: Identified items (Reference A)
877	540	1,363	+62	Adjusted Earnings²
				Of which:
(105)	(287)	158	+63	Refining & Trading³
982	828	1,205	+19	Marketing³
893	1,198	4,878	-25	Cash flow from operating activities
3,313	782	353	+324	Cash flow from operating activities excluding working capital movements (Reference H)
668	1,310	580		Cash capital expenditure (Reference C)
1,751	1,940	2,397	-10	Refinery processing intake (thousand b/d)
4,164	4,781	5,278	-13	Oil Products sales volumes (thousand b/d)
1.    Q1 on Q4 change.
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2.    Earnings are presented on a CCS basis (see Note 2).
3.    As of Q1 2021, changes in the cost and activity allocation between Marketing and Refining & Trading resulted in a net charge of $170 million to Refining & Trading, with an offsetting amount in Marketing. This change does not impact consolidated Oil Products Adjusted Earnings.

First quarter segment earnings were $650 million. This included redundancy and restructuring costs of $284 million, which are part of identified items (see Reference A). Adjusted Earnings were $877 million.

Cash flow from operating activities for the first quarter 2021 was $893 million, primarily driven by Adjusted Earnings before depreciation and by cost-of-sales adjustments, partly offset by negative working capital movements of $2,420 million, and cash outflows for commodity derivatives of $200 million.

Compared with the fourth quarter 2020, Oil Products Adjusted Earnings reflected higher contributions from trading and optimisation, higher realised refining margins, and lower operating expenses. These were partly offset by the absence of the favourable deferred tax movements in the fourth quarter 2020.

Oil Products sales volumes decreased due to the impact of further lockdowns arising from COVID-19, and the Texas winter storm, compared with the fourth quarter 2020.

▪Refining & Trading Adjusted Earnings reflected higher realised refining margins, and higher contributions from trading and optimisation. These were partly offset by the absence of the favourable deferred tax movements in the fourth quarter 2020.
▪Marketing Adjusted Earnings reflected lower operating expenses.

Refinery utilisation remained at 72% compared with the fourth quarter 2020, with the impact of the Texas winter storm in the first quarter 2021, offset by the comparative effect of the Convent Refinery shutdown in the fourth quarter 2020.

Compared with the first quarter 2020, Oil Products Adjusted Earnings reflected lower realised refining and marketing margins due to a weaker macroeconomic environment and the COVID-19 pandemic.

▪Refining & Trading Adjusted Earnings reflected lower realised refining margins, partly offset by lower depreciation.
▪Marketing Adjusted Earnings reflected lower margins.

Refinery utilisation was 72% compared with 81% in the first quarter 2020, mainly due to lower demand and economic optimisation of the plants, as well as the impact of the Texas winter storm.

CHEMICALS

Quarters				$ million
Q1 2021	Q4 2020	Q1 2020	%¹
689	367	146	+88	Segment earnings²
(41)	(14)	(2)		Of which: Identified items (Reference A)
730	381	148	+92	Adjusted Earnings²
324	774	(178)	-58	Cash flow from operating activities
1,045	775	189	+35	Cash flow from operating activities excluding working capital movements (Reference H)
730	830	846		Cash capital expenditure (Reference C)
3,583	3,718	3,871	-4	Chemicals sales volumes (thousand tonnes)
1.     Q1 on Q4 change.
2.    Earnings are presented on a CCS basis (see Note 2).

First quarter segment earnings were $689 million.

Cash flow from operating activities for the quarter was $324 million, primarily driven by Adjusted Earnings before depreciation as well as negative working capital movements of $721 million.

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Compared with the fourth quarter 2020, Chemicals Adjusted Earnings reflected higher realised margins in base chemicals and intermediates from a stronger price environment.

Chemicals manufacturing plant utilisation remained at 79% compared with the fourth quarter 2020, with the impact of the Texas winter storm at the Deer Park site offsetting comparatively fewer maintenance activities.

Compared with the first quarter 2020, Chemicals Adjusted Earnings reflected higher realised margins in base chemicals and intermediates from a stronger price environment.

Chemicals manufacturing plant utilisation was 79% compared with 84% in the first quarter 2020, mainly due to the Texas winter storm.

CORPORATE

Quarters			$ million
Q1 2021	Q4 2020	Q1 2020
(531)	(954)	(453)	Segment earnings
134	(118)	535	Of which: Identified items (Reference A)
(666)	(836)	(989)	Adjusted Earnings
478	102	559	Cash flow from operating activities
(30)	(17)	(239)	Cash flow from operating activities excluding working capital movements (Reference H)

First quarter segment earnings were an expense of $531 million. This included a gain of $134 million from the deferred tax impact of the weakening Brazilian real on financing positions, which is part of identified items (see Reference A). Adjusted earnings for the quarter were an expense of $666 million.

Compared with the fourth quarter 2020, Adjusted Earnings reflected a favourable movement in tax credits partly offset by adverse currency exchange rate effects.

Compared with the first quarter 2020, Adjusted Earnings reflected favourable currency exchange rate effects and lower net interest expense.

OUTLOOK FOR THE SECOND QUARTER 2021
As a result of the COVID-19 pandemic, there continues to be significant uncertainty in the macroeconomic conditions with an expected negative impact on demand for oil, gas and related products. The second quarter 2021 outlook provides ranges for operational and financial metrics based on current expectations, but these are subject to change in the light of evolving market conditions. Due to demand or regulatory requirements and/or constraints in infrastructure, Shell may need to take measures to curtail or reduce oil and/or gas production, LNG liquefaction as well as utilisation of refining and chemicals plants and similarly sales volumes could be impacted. Such measures will likely have a variety of impacts on our operational and financial metrics.
Integrated Gas production is expected to be approximately 880 - 940 thousand boe/d. LNG liquefaction volumes are expected to be approximately 7.6 - 8.2 million tonnes.
Upstream production is expected to be approximately 2,150 - 2,350 thousand boe/d, reflecting lower seasonal gas demand and divestment impacts.
Refinery utilisation is expected to be approximately 73% - 81%.
Oil Products sales volumes are expected to be approximately 4,000 - 5,000 thousand b/d.
Chemicals manufacturing plant utilisation is expected to be approximately 76% - 84%.
Chemicals sales volumes are expected to be approximately 3,500 - 3,800 thousand tonnes.
Corporate Adjusted Earnings are expected to be a net expense of approximately $600 - $700 million in the second quarter 2021 and a net expense of approximately $2,400 - $2,800 million for the full year 2021. This excludes the impact of currency exchange rate effects.
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UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million
Q1 2021	Q4 2020	Q1 2020
55,665	43,989	60,029	Revenue¹
995	629	854	Share of profit of joint ventures and associates
2,455	411	76	Interest and other income²
59,115	45,028	60,959	Total revenue and other income
34,369	28,511	43,213	Purchases
6,808	6,701	5,982	Production and manufacturing expenses
2,462	2,751	2,393	Selling, distribution and administrative expenses
166	199	243	Research and development
285	508	294	Exploration
5,896	9,573	7,093	Depreciation, depletion and amortisation²
892	908	1,118	Interest expense
50,878	49,152	60,336	Total expenditure
8,237	(4,124)	623	Income/(loss) before taxation
2,453	(168)	646	Taxation charge/(credit)
5,784	(3,956)	(23)	Income/(loss) for the period¹
124	58	1	Income/(loss) attributable to non-controlling interest
5,660	(4,014)	(24)	Income/(loss) attributable to Royal Dutch Shell plc shareholders
0.73	(0.52)	0.00	Basic earnings per share ($)³
0.72	(0.52)	0.00	Diluted earnings per share ($)³
1.    See Note 2 “Segment information”.
2.    See Note 7 “Other notes to the Condensed Consolidated Interim Financial Statements”.
3.    See Note 3 “Earnings per share”.
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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million
Q1 2021	Q4 2020	Q1 2020
5,784	(3,956)	(23)	Income/(loss) for the period
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
(852)	2,280	(3,935)	– Currency translation differences
(14)	3	(28)	– Debt instruments remeasurements
132	54	(152)	– Cash flow hedging gains/(losses)
171	(170)	—	– Net investment hedging gains/(losses)
(34)	3	101	– Deferred cost of hedging
(56)	39	(60)	– Share of other comprehensive income/(loss) of joint ventures and associates
(652)	2,208	(4,074)	Total
			Items that are not reclassified to income in later periods:
4,628	1,045	1,756	– Retirement benefits remeasurements
40	88	(137)	– Equity instruments remeasurements
(25)	6	48	– Share of other comprehensive income/(loss) of joint ventures and associates
4,643	1,140	1,667	Total
3,991	3,347	(2,407)	Other comprehensive income/(loss) for the period
9,775	(609)	(2,430)	Comprehensive income/(loss) for the period
121	134	(123)	Comprehensive income/(loss) attributable to non-controlling interest
9,653	(743)	(2,307)	Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders

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CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	March 31, 2021	December 31, 2020
Assets
Non-current assets
Intangible assets	22,872	22,822
Property, plant and equipment	208,298	210,847
Joint ventures and associates	22,537	22,451
Investments in securities	3,341	3,222
Deferred tax	13,871	16,311
Retirement benefits¹	5,845	2,474
Trade and other receivables	7,396	7,641
Derivative financial instruments²	1,681	2,805
	285,841	288,573
Current assets
Inventories	22,680	19,457
Trade and other receivables	40,142	33,625
Derivative financial instruments²	5,752	5,783
Cash and cash equivalents	30,985	31,830
	99,559	90,695
Total assets	385,400	379,268
Liabilities
Non-current liabilities
Debt	87,828	91,115
Trade and other payables	2,670	2,304
Derivative financial instruments²	554	420
Deferred tax	11,285	10,463
Retirement benefits[1,3]	12,348	15,605
Decommissioning and other provisions	27,330	27,310
	142,016	147,217
Current liabilities
Debt	14,541	16,899
Trade and other payables³	49,456	44,572
Derivative financial instruments²	5,260	5,308
Income taxes payable³	3,372	3,111
Decommissioning and other provisions	3,802	3,624
	76,431	73,514
Total liabilities	218,447	220,731
Equity attributable to Royal Dutch Shell plc shareholders	163,714	155,310
Non-controlling interest	3,239	3,227
Total equity	166,953	158,537
Total liabilities and equity	385,400	379,268
1.    See Note 7 "Other notes to the Condensed Consolidated Interim Financial Statements".
2.    See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.
3.    As from January 1, 2021 the 'Retirement benefits' liability has been classified under non-current liabilities (previously partly presented within current liabilities) and taxes payable not related to income tax are presented within 'Trade and other payables' (previously 'Taxes payable'). Prior period comparatives have been revised to conform with current year presentation. See Note 7.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital¹	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2021	651	(709)	12,752	142,616	155,310	3,227	158,537
Comprehensive income/(loss) for the period	—	—	3,994	5,660	9,653	121	9,775
Dividends³	—	—	—	(1,289)	(1,289)	(125)	(1,414)
Share-based compensation	—	356	(371)	55	41	—	41
Other changes in non-controlling interest	—	—	—	(1)	(1)	15	15
At March 31, 2021	651	(352)	16,375	147,041	163,714	3,239	166,953
At January 1, 2020	657	(1,063)	14,451	172,431	186,476	3,987	190,463
Comprehensive income/(loss) for the period	—	—	(2,283)	(24)	(2,307)	(123)	(2,430)
Transfer from other comprehensive income	—	—	(6)	6	—	—	—
Dividends[3]	—	—	—	(3,482)	(3,482)	(110)	(3,591)
Repurchases of shares	(5)	—	5	(1,006)	(1,006)	—	(1,006)
Share-based compensation	—	585	(374)	(253)	(43)	—	(43)
Other changes in non-controlling interest	—	—	—	1	1	(14)	(14)
At March 31, 2020	652	(479)	11,794	167,672	179,639	3,740	183,379
1.    See Note 4 “Share capital”.
2.    See Note 5 “Other reserves”.
3.    The amount charged to retained earnings is based on prevailing exchange rates on payment date.

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CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million
Q1 2021	Q4 2020	Q1 2020
8,237	(4,124)	623	Income before taxation for the period
			Adjustment for:
757	716	897	– Interest expense (net)
5,896	9,573	7,093	– Depreciation, depletion and amortisation
136	199	83	– Exploration well write-offs
(2,073)	(162)	106	– Net (gains)/losses on sale and revaluation of non-current assets and businesses
(995)	(629)	(854)	– Share of (profit)/loss of joint ventures and associates
580	982	531	– Dividends received from joint ventures and associates
(3,426)	(1,809)	9,594	– (Increase)/decrease in inventories
(6,829)	(107)	6,314	– (Increase)/decrease in current receivables
5,865	1,579	(8,430)	– Increase/(decrease) in current payables
185	78	(171)	– Derivative financial instruments
109	212	(91)	– Retirement benefits
77	771	(102)	– Decommissioning and other provisions
583	(355)	579	– Other
(809)	(638)	(1,321)	Tax paid
8,294	6,287	14,851	Cash flow from operating activities
(3,885)	(5,206)	(4,263)	Capital expenditure
(69)	(269)	(559)	Investments in joint ventures and associates
(21)	(28)	(147)	Investments in equity securities
3,106	94	1,613	Proceeds from sale of property, plant and equipment and businesses
275	111	547	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans²
31	7	73	Proceeds from sale of equity securities
98	111	192	Interest received
711	622	855	Other investing cash inflows
(837)	(848)	(1,028)	Other investing cash outflows
(590)	(5,406)	(2,718)	Cash flow from investing activities
113	(299)	321	Net increase/(decrease) in debt with maturity period within three months
			Other debt:
109	2,048	1,003	– New borrowings
(5,707)	(4,862)	(2,723)	– Repayments
(806)	(1,153)	(1,033)	Interest paid
(449)	495	(81)	Derivative financial instruments
15	(2)	(8)	Change in non-controlling interest
			Cash dividends paid to:
(1,292)	(1,307)	(3,483)	– Royal Dutch Shell plc shareholders¹
(125)	(69)	(110)	– Non-controlling interest
(216)	—	(1,486)	Repurchases of shares[3]
(63)	(184)	(182)	Shares held in trust: net sales/(purchases) and dividends received
(8,420)	(5,333)	(7,781)	Cash flow from financing activities
(128)	567	(595)	Effects of exchange rate changes on cash and cash equivalents
(844)	(3,884)	3,756	Increase/(decrease) in cash and cash equivalents
31,830	35,714	18,055	Cash and cash equivalents at beginning of period
30,985	31,830	21,811	Cash and cash equivalents at end of period
1. Cash dividends paid represents the payment of net dividends (after deduction of withholding taxes where applicable) and payment of withholding taxes on dividends paid in the previous quarter.
2. As from 2021 renamed from 'Proceeds from sale of joint ventures and associates'.
3. The amount in Q1 2021 represents a payment of withholding taxes related to repurchases of shares in Q1 2020.
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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1.    Basis of preparation
These unaudited Condensed Consolidated Interim Financial Statements ("Interim Statements") of Royal Dutch Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and as adopted by the UK. For periods beginning on or after January 1, 2021, Shell's (interim) financial statements are prepared in accordance with UK-adopted international accounting standards which were established as a result of the UK's exit from the European Union. As applied to Shell there are no material differences from International Financial Reporting Standards as issued by the IASB. Except for the application of UK-adopted international accounting standards these Interim Statements have been prepared on the basis of the same accounting principles as those used in the Annual Report and Accounts (pages 216 to 264) and Form 20-F (pages 164 to 211) for the year ended December 31, 2020 as filed with the Registrar of Companies for England and Wales and the US Securities and Exchange Commission, respectively, and should be read in conjunction with these filings.
The financial information presented in the unaudited Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2020 were published in Shell’s Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales, and in Shell's Form 20-F. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.
Key accounting considerations, significant judgements and estimates
Future commodity price assumptions and management's view on the future development of refining margins represent a significant estimate and both were subject to change in 2020, resulting in the recognition of impairments in 2020. These assumptions continue to apply for impairment testing purposes in the first quarter 2021.

2.    Segment information
Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.

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INFORMATION BY SEGMENT

Quarters			$ million
Q1 2021	Q4 2020	Q1 2020
			Third-party revenue
11,258	8,010	10,157	Integrated Gas
1,941	1,576	2,344	Upstream
38,382	31,001	44,297	Oil Products
4,070	3,386	3,221	Chemicals
14	16	11	Corporate
55,665	43,989	60,029	Total third-party revenue¹
			Inter-segment revenue
1,351	1,098	891	Integrated Gas
7,254	5,860	6,476	Upstream
2,457	1,733	1,851	Oil Products
1,187	784	875	Chemicals
—	—	—	Corporate
			CCS earnings
2,527	20	1,812	Integrated Gas
1,096	(2,091)	(863)	Upstream
650	(1,775)	2,211	Oil Products
689	367	146	Chemicals
(531)	(954)	(453)	Corporate
4,430	(4,434)	2,854	Total CCS earnings
1.    Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. First quarter 2021 included income of $1,211 million (Q4 2020: $114 million income; Q1 2020: $6,686 million income). This amount includes both the reversal of prior losses of $385 million (Q4 2020: $147 million gains; Q1 2020: $317 million gains) related to sales contracts and prior gains of $465 million (Q4 2020: $23 million gains; Q1 2020: $76 million losses) related to purchase contracts that were previously recognised and where physical settlement took place in the first quarter 2021.

RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters			$ million
Q1 2021	Q4 2020	Q1 2020
5,660	(4,014)	(24)	Income/(loss) attributable to Royal Dutch Shell plc shareholders
124	58	1	Income/(loss) attributable to non-controlling interest
5,784	(3,956)	(23)	Income/(loss) for the period
			Current cost of supplies adjustment:
(1,631)	(589)	3,774	Purchases
353	133	(916)	Taxation
(76)	(23)	19	Share of profit/(loss) of joint ventures and associates
(1,354)	(479)	2,876	Current cost of supplies adjustment
			of which:
(1,314)	(465)	2,780	Attributable to Royal Dutch Shell plc shareholders
(39)	(14)	96	Attributable to non-controlling interest
4,430	(4,434)	2,854	CCS earnings
			of which:
4,345	(4,478)	2,756	CCS earnings attributable to Royal Dutch Shell plc shareholders
85	44	97	CCS earnings attributable to non-controlling interest

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3.    Earnings per share
EARNINGS PER SHARE

Quarters
Q1 2021	Q4 2020	Q1 2020
5,660	(4,014)	(24)	Income/(loss) attributable to Royal Dutch Shell plc shareholders ($ million)

			Weighted average number of shares used as the basis for determining:
7,782.1	7,784.4	7,819.8	Basic earnings per share (million)
7,832.3	7,784.4	7,819.8	Diluted earnings per share (million)
4.    Share capital
ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares		Nominal value ($ million)
	A	B	A	B	Total
At January 1, 2021	4,101,239,499	3,706,183,836	345	306	651
At March 31, 2021	4,101,239,499	3,706,183,836	345	306	651
At January 1, 2020	4,151,787,517	3,729,407,107	349	308	657
Repurchases of shares	(46,143,892)	(15,422,859)	(4)	(1)	(5)
At March 31, 2020	4,105,643,625	3,713,984,248	345	307	652
1.    Share capital at March 31, 2021 also included 50,000 issued and fully paid sterling deferred shares of £1 each.
At Royal Dutch Shell plc’s Annual General Meeting on May 19, 2020, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €182.7 million (representing 2,611 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 19, 2021, and the end of the Annual General Meeting to be held in 2021, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.
5.    Other reserves
OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2021	37,298	154	129	906	(25,735)	12,752
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	3,994	3,994
Share-based compensation	—	—	—	(371)	—	(371)
At March 31, 2021	37,298	154	129	535	(21,742)	16,375
At January 1, 2020	37,298	154	123	1,049	(24,173)	14,451
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(2,283)	(2,283)
Transfer from other comprehensive income	—	—	—	—	(6)	(6)
Repurchases of shares	—	—	5	—	—	5
Share-based compensation	—	—	—	(374)	—	(374)
At March 31, 2020	37,298	154	128	675	(26,462)	11,794
The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for
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the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.
6.    Derivative financial instruments and debt excluding lease liabilities
As disclosed in the Consolidated Financial Statements for the year ended December 31, 2020, presented in the Annual Report and Accounts and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at March 31, 2021, are consistent with those used in the year ended December 31, 2020, though the carrying amounts of derivative financial instruments measured using predominantly unobservable inputs have changed since that date.
The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.
DEBT EXCLUDING LEASE LIABILITIES

$ million	March 31, 2021	December 31, 2020
Carrying amount	74,192	79,594
Fair value¹	79,603	88,294
1.    Mainly determined from the prices quoted for these securities.
7. Other notes to the unaudited Condensed Consolidated Interim Financial Statements

Consolidated Statement of Income

Interest and other income

Quarters			$ million
Q1 2021	Q4 2020	Q1 2020
2,455	411	76	Interest and other income
			of which:
134	168	199	Interest income
1	2	2	Dividend income (from investments in equity securities)
2,073	162	(106)	Net gains on sales and revaluation of non-current assets and businesses
85	(35)	(82)	Net foreign exchange (losses)/gains on financing activities
161	113	63	Other

Depreciation, depletion and amortisation

Quarters			$ million
Q1 2021	Q4 2020	Q1 2020
5,896	9,573	7,093	Depreciation, depletion and amortisation
Depreciation, depletion and amortisation in Q1 2021 includes $84 million of impairments (Q4 2020: $3,318 million; Q1 2020: $749 million).

Condensed Consolidated Balance Sheet
Retirement benefits

$ million
	March 31, 2021	December 31, 2020
Non-current assets
Retirement benefits	5,845	2,474
Non-current liabilities
Retirement benefits¹	12,348	15,605
Deficit	6,503	13,131
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1.As from January 1, 2021 the 'Retirement benefits' liability has been classified under non-current liabilities (previously partly presented within current liabilities). Prior period comparatives have been revised by $437 million to conform with current year presentation.

The decrease in the net retirement benefit liability is mainly driven by an increase of the market yield on high-quality corporate bonds in the US, the UK and Eurozone, partly offset by an increase in expected inflation in the UK and Eurozone. Amounts recognised in the balance sheet in relation to defined benefit plans include both plan assets and obligations that are presented on a net basis on a plan-by-plan basis.

Income taxes payable

$ million
	March 31, 2021	December 31, 2020
Income taxes payable	3,372	3,111

As from January 1, 2021 taxes payable not related to income tax are presented within 'Trade and other payables' (previously within 'Taxes payable') and 'Taxes payable' has been renamed into 'Income taxes payable'. Prior period comparatives have been revised by $2,895 million to conform with current year presentation.

8. Post-Balance Sheet Events

In February 2021, an agreement was reached with publicly listed Canadian energy company Crescent Point Energy Corp. to sell the Duvernay shale light oil position in Alberta, Canada. The transaction completed on April 1, 2021. The consideration received was comprised of $533 million in cash and 50 million shares in Crescent Point Energy common stock (TSX: CPG) valued at $208 million based on the closing price on March 31, 2021.

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
A.Adjusted Earnings
The “Adjusted Earnings” measure aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest.

Quarters			$ million
Q1 2021	Q4 2020	Q1 2020
5,660	(4,014)	(24)	Income/(loss) attributable to Royal Dutch Shell plc shareholders
(1,314)	(465)	2,780	Add: Current cost of supplies adjustment attributable to Royal Dutch Shell plc shareholders (Note 2)
1,112	(4,871)	(104)	Less: Identified items attributable to Royal Dutch Shell plc shareholders
3,234	393	2,860	Adjusted Earnings
Identified items
Identified items comprise: divestment gains and losses, impairments, redundancy and restructuring, provisions for onerous contracts, fair value accounting of commodity derivatives and certain gas contracts and the impact of exchange rate movements on certain deferred tax balances, and other items.
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IDENTIFIED ITEMS

Quarters			$ million
Q1 2021	Q4 2020	Q1 2020
			Identified items before tax
2,073	162	(76)	Divestment gains/(losses)
(84)	(3,344)	(749)	Impairments
(748)	(372)	(18)	Redundancy and restructuring
—	(1,259)	—	Provisions for onerous contracts
388	(957)	968	Fair value accounting of commodity derivatives and certain gas contracts
31	(145)	—	Other
1,661	(5,914)	125	Total identified items before tax
(549)	1,033	(228)	Total tax impact of identified items
			Identified items after tax
1,410	(20)	(32)	Divestment gains/(losses)
(94)	(2,746)	(536)	Impairments
(486)	(267)	(7)	Redundancy and restructuring
—	(994)	—	Provisions for onerous contracts
365	(864)	838	Fair value accounting of commodity derivatives and certain gas contracts
(110)	157	(366)	Impact of exchange rate movements on tax balances
25	(147)	—	Other
1,112	(4,881)	(104)	Impact on CCS earnings
			Of which:
1,112	(1,089)	(331)	Integrated Gas
133	(1,344)	(1,154)	Upstream
(227)	(2,315)	849	Oil Products
(41)	(14)	(2)	Chemicals
134	(118)	535	Corporate
1,112	(4,871)	(104)	Impact on CCS earnings attributable to shareholders
—	(10)	—	Impact on CCS earnings attributable to non-controlling interest
The identified items categories above may include after-tax impacts of identified items of joint ventures and associates which are fully reported within "Share of profit of joint ventures and associates" in the Consolidated Statement of Income, and fully reported as identified items before tax in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of underlying operating expenses (Reference F).
Provisions for onerous contracts: Provisions for onerous contracts that relate to businesses that Shell has exited or to redundant assets or assets that cannot be used.
Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Upstream and Integrated Gas segments) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).
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Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period.
B.    Adjusted Earnings per share
Adjusted Earnings per share is calculated as Adjusted Earnings (see Reference A), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).
C.    Cash capital expenditure
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.

Quarters			$ million
Q1 2021	Q4 2020	Q1 2020
3,885	5,206	4,263	Capital expenditure
69	269	559	Investments in joint ventures and associates
21	28	147	Investments in equity securities
3,974	5,503	4,970	Cash capital expenditure
			Of which:
1,015	1,664	882	Integrated Gas
1,534	1,654	2,521	Upstream
668	1,310	580	Oil Products
730	830	846	Chemicals
28	46	141	Corporate
D.    Return on average capital employed
Return on average capital employed ("ROACE") measures the efficiency of Shell’s utilisation of the capital that it employs. Shell uses two ROACE measures: ROACE on a Net income basis and ROACE on a CCS basis excluding identified items, both adjusted for after-tax interest expense. With effect from the second quarter 2020, the after-tax interest expense adjustment is calculated using an applicable blended statutory tax rate. This change is implemented to eliminate the distorting volatility effects of the effective tax rate. There is no significant impact on prior periods comparatives, which therefore have not been revised.
Both measures refer to Capital employed which consists of total equity, current debt and non-current debt.

ROACE on a Net income basis
In this calculation, the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.

$ million	Quarters
	Q1 2021	Q4 2020	Q1 2020
Income - current and previous three quarters	(15,727)	(21,534)	10,252
Interest expense after tax - current and previous three quarters	2,728	2,822	2,854
Income before interest expense - current and previous three quarters	(12,999)	(18,712)	13,106
Capital employed – opening	278,444	286,887	292,797
Capital employed – closing	269,323	266,551	278,444
Capital employed – average	273,883	276,719	285,620
ROACE on a Net income basis	(4.7)%	(6.8)%	4.6%
ROACE on a CCS basis excluding identified items
In this calculation, the sum of CCS earnings excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.
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$ million	Quarters
	Q1 2021	Q4 2020	Q1 2020
CCS earnings - current and previous three quarters	(18,125)	(19,702)	13,256
Identified items - current and previous three quarters	(23,562)	(24,777)	(1,266)
Interest expense after tax – current and previous three quarters	2,728	2,822	2,854
CCS earnings excluding identified items before interest expense - current and previous three quarters	8,165	7,898	17,376
Capital employed – average	273,883	276,719	285,620
ROACE on a CCS basis excluding identified items	3.0%	2.9%	6.1%
E.    Gearing
Gearing is a measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.

$ million	Quarters
	March 31, 2021	December 31, 2020	March 31, 2020
Current debt	14,541	16,899	15,767
Non-current debt	87,828	91,115	79,298
Total debt	102,369	108,014	95,065
Of which lease liabilities	28,177	28,419	29,290
Add: Debt-related derivative financial instruments: net liability/(asset)	(864)	(1,979)	1,218
Add: Collateral on debt-related derivatives: net liability/(asset)	732	1,181	(58)
Less: Cash and cash equivalents	(30,985)	(31,830)	(21,811)
Net debt	71,252	75,386	74,413
Add: Total equity	166,953	158,537	183,379
Total capital	238,205	233,923	257,792
Gearing	29.9%	32.2%	28.9%

F.    Operating expenses
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.
Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.
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Quarters			$ million
Q1 2021	Q4 2020	Q1 2020
6,808	6,701	5,982	Production and manufacturing expenses
2,462	2,751	2,393	Selling, distribution and administrative expenses
166	199	243	Research and development
9,436	9,652	8,618	Operating expenses
			Of which identified items:
(747)	(371)	(18)	Redundancy and restructuring (charges)/reversal
—	(737)	—	(Provisions)/reversal
35	—	—	Other
(712)	(1,108)	(18)
8,724	8,544	8,600	Underlying operating expenses
G.    Free cash flow
Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.
Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.

Quarters			$ million
Q1 2021	Q4 2020	Q1 2020
8,294	6,287	14,851	Cash flow from operating activities
(590)	(5,406)	(2,718)	Cash flow from investing activities
7,704	882	12,133	Free cash flow
3,412	212	2,233	Less: Divestment proceeds (Reference I)
—	—	—	Add: Tax paid on divestments (reported under "Other investing cash outflows")
89	202	404	Add: Cash outflows related to inorganic capital expenditure[1]
4,381	871	10,304	Organic free cash flow[2]
1.Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.
2.Free cash flow less divestment proceeds, adding back outflows related to inorganic expenditure.
H.    Cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows:    (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.
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Quarters			$ million
Q1 2021	Q4 2020	Q1 2020
8,294	6,287	14,851	Cash flow from operating activities
(3,426)	(1,809)	9,594	(Increase)/decrease in inventories
(6,829)	(107)	6,314	(Increase)/decrease in current receivables
5,865	1,579	(8,430)	Increase/(decrease) in current payables
(4,390)	(337)	7,478	(Increase)/decrease in working capital
12,683	6,624	7,373	Cash flow from operating activities excluding working capital movements
			Of which:
3,653	2,195	3,352	Integrated Gas
4,702	2,890	3,718	Upstream
3,313	782	353	Oil Products
1,045	775	189	Chemicals
(30)	(17)	(239)	Corporate
I.    Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver sustainable cash flow.

Quarters			$ million
Q1 2021	Q4 2020	Q1 2020
3,106	94	1,613	Proceeds from sale of property, plant and equipment and businesses
275	111	547	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans¹
31	7	73	Proceeds from sale of equity securities
3,412	212	2,233	Divestment proceeds
1.As from 2021 renamed from 'Proceeds from sale of joint ventures and associates'.
J.    Earnings before interest, taxes, depreciation and amortisation
The “Adjusted EBITDA (FIFO basis)” and “Adjusted EBITDA (CCS basis)” measures are introduced with effect from January 1, 2021. Management uses both measures to evaluate Shell’s performance in the period and over time.

We define “Adjusted EBITDA (FIFO basis)” as “Income/(loss) attributable to Royal Dutch Shell plc shareholders” adjusted for identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. We also use “Adjusted EBITDA” on a CCS basis as the current cost of supplies adjustment aims to remove the impact of price changes on our inventories in our Oil Products and Chemicals segments, therefore enabling comparisons over time.

Quarters			$ million
Q1 2021	Q4 2020	Q1 2020
5,660	(4,014)	(24)	Income/(loss) attributable to Royal Dutch Shell plc shareholders
1,112	(4,871)	(104)	Less: Identified items attributable to Royal Dutch Shell plc shareholders
1,903	865	417	Add: Taxation charge/(credit) excluding tax impact of identified items
5,812	6,255	6,344	Add: Depreciation, depletion and amortisation excluding impairments
136	199	83	Add: Exploration well write-offs
892	908	1,118	Add: Interest expense excluding identified items
134	168	199	Less: Interest income
13,157	8,916	7,843	Adjusted EBITDA (FIFO basis)
(1,314)	(465)	2,780	Add: Current cost of supplies adjustment attributable to Royal Dutch Shell plc shareholders
(353)	(133)	916	Add: Current cost of supplies adjustment to taxation charge/(credit)
11,490	8,319	11,540	Adjusted EBITDA (CCS basis)
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CAUTIONARY STATEMENT
All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this announcement may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell plc's Form 20-F for the year ended December 31, 2020 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, April 29, 2021. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.
The content of websites referred to in this announcement do not form part of this announcement.
We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.
This announcement contains inside information.
April 29, 2021
The information in this announcement reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.
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Contacts:
- Linda M. Coulter, Company Secretary
- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355
LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Inside Information

APPENDIX
LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED MARCH 31, 2021
▪Cash and cash equivalents decreased to $31.0 billion at March 31, 2021, from $31.8 billion at December 31, 2020.
▪Cash flow from operating activities was an inflow of $8.3 billion for the first quarter 2021, which included a negative working capital movement of $4.4 billion.
▪Cash flow from investing activities was an outflow of $0.6 billion, mainly driven by capital expenditure of $3.9 billion partly offset by proceeds from sale of property, plant and equipment and businesses of $3.1 billion.
▪Cash flow from financing activities was an outflow of $8.4 billion, mainly driven by net debt repayments of $5.5 billion and dividend payments to Royal Dutch Shell plc shareholders of $1.3 billion.
▪Total current and non-current debt decreased to $102.4 billion at March 31, 2021, compared with $108.0 billion at December 31, 2020. Total debt excluding leases decreased by $5.4 billion and the carrying amount of leases decreased by $0.2 billion. In the first quarter 2021, Shell issued no debt under the US shelf registration or under the Euro medium-term note programmes.
▪Cash dividends paid to Royal Dutch Shell plc shareholders were $1.3 billion in the first quarter 2021 compared with $3.5 billion in the first quarter 2020.
▪Dividends of $0.1735 per share are announced on April 29, 2021, in respect of the first quarter 2021. These dividends are payable on June 21, 2021. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Accounts and Form 20-F for the year ended December 31, 2020 for additional information on the dividend access mechanism.

CAPITALISATION AND INDEBTEDNESS
The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at March 31, 2021. This information is derived from the Unaudited Condensed Consolidated Interim Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
March 31, 2021
Equity attributable to Royal Dutch Shell plc shareholders	163,714

Current debt	14,541
Non-current debt	87,828
Total debt[A]	102,369
Total capitalisation	266,084
[A] Of the total carrying amount of debt at March 31, 2021, $74.1 billion was unsecured, $28.3 billion was secured and $64.9 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc with its debt guaranteed by Royal Dutch Shell plc (December 31, 2020: $69.9 billion).
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